UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SENTINELONE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

81730H109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81730H109	Page 2 of 11

1.	Name of Reporting Person Tomer Weingarten
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,151,292
	6.	Shared Voting Power 136,074
	7.	Sole Dispositive Power 7,832,442
	8.	Shared Dispositive Power 136,074

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,287,366(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒(2)

11.	Percent of Class Represented by Amount in Row 9 6.2%(3)
12.	Type of Reporting Person (see instructions) IN

(1)	The total reported in Row 9, above, includes beneficial ownership of the following securities as of December 31, 2022: (i) 4,235,079 shares of the Class B Common Stock of SentinelOne, Inc. (the “Issuer”) directly beneficially owned by Mr. Tomer Weingarten (“Mr. Weingarten”); (ii) 136,074 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Tomer Weingarten 2021 Grantor Retained Annuity Trust dated April 29, 2021, of which Mr. Weingarten is the trustee; (iii) an aggregate 3,244,126 stock options directly held by Mr. Weingarten which are exercisable for an equal number of shares of the Issuer’s Class B Common Stock and which were fully vested as of December 31, 2022; (v) an aggregate 333,281 stock options directly held by Mr. Weingarten which are exercisable for an equal number of shares of the Issuer’s Class B Common Stock and which shall vest and become exercisable within 60 days following December 31, 2022; (vi) 19,956 restricted stock units which shall vest and be settled for an equal number of shares of the Issuer’s Class A Common Stock within 60 days following December 31, 2022; and (vii) 5,318,850 shares of the Issuer’s Class A Common Stock for which Mr. Weingarten has the right to vote, or to direct the vote, under all but certain limited circumstances, pursuant to an irrevocable voting proxy granted by Mr. Almog Cohen to Mr. Weingarten on June 17, 2021.
(2)	Mr. Weingarten expressly disclaims beneficial ownership of the 400,000 shares of the Issuer’s Class B Common Stock directly owned by the Weingarten 2021 Irrevocable Trust dated April 29, 2021 (the “Irrevocable Trust”). The Irrevocable Trust and its trustee, North Point Trust Company, LLC (the “Trustee”) may be deemed to be a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) due to Mr. Weingarten’s authority to replace the Trustee. Notwithstanding such authority, the filing of this statement shall not be construed as an admission that Mr. Weingarten is, for the purposes of Sections 13 (d) or 13 (g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of the securities directly held by the Irrevocable Trust, and Mr. Weingarten disclaims beneficial ownership of such securities pursuant to Rule 13d-4.
(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 214,930,632 shares of the Issuer’s Class A Common Stock outstanding as of December 2, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

CUSIP No. 81730H109	Page 3 of 11

1.	Name of Reporting Person Tomer Weingarten 2021 Grantor Retained Annuity Trust dated April 29, 2021
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 136,074
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 136,074

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,074(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.1%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	The total reported in Row 9 consists of 136,074 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Tomer Weingarten 2021 Grantor Retained Annuity Trust dated April 29, 2021 (the “GRAT”), of which Mr. Weingarten is the trustee. Mr. Weingarten may be deemed to have indirect beneficial ownership of securities held by the GRAT.
(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 214,930,632 shares of the Issuer’s Class A Common Stock outstanding as of December 2, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

CUSIP No. 81730H109	Page 4 of 11

1.	Name of Reporting Person Weingarten 2021 Irrevocable Trust dated April 29, 2021
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 400,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 400,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.2%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	The total reported in Row 9 consists of 400,000 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Weingarten 2021 Irrevocable Trust dated April 29, 2021 (the “Irrevocable Trust”), of which North Point Trust Company LLC serves as the trustee (the “Trustee”). The Trustee may be deemed to have indirect beneficial ownership of securities held by the Irrevocable Trust.
(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 214,930,632 shares of the Issuer’s Class A Common Stock outstanding as of December 2, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

CUSIP No. 81730H109	Page 5 of 11

1.	Name of Reporting Person North Point Trust Company, LLC, as Trustee of the Weingarten 2021 Irrevocable Trust dated April 29, 2021
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 400,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 400,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.2%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	The total reported in Row 9 consists of 400,000 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Irrevocable Trust. The Trustee may be deemed to have indirect beneficial ownership of securities held by the Irrevocable Trust.
(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 214,930,632 shares of the Issuer’s Class A Common Stock outstanding as of December 2, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

CUSIP No. 81730H109	Page 6 of 11

Item 1(a)	Name of Issuer. SentinelOne, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices. 444 Castro Street, Suite 400 Mountain View, CA 94041

Item 2(a)	Name of Persons Filing.

Tomer Weingarten (“Mr. Weingarten”)

Tomer Weingarten 2021 Grantor Retained Annuity Trust dated April 29, 2021 (the “GRAT”)

Weingarten 2021 Irrevocable Trust dated April 29, 2021 (the “Irrevocable Trust”)

North Point Trust Company, LLC, trustee of the Irrevocable Trust (the “Trustee” and, together with Mr. Weingarten, the GRAT, and the Irrevocable Trust, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence. The address of the principal business office of each of Mr. Weingarten and the GRAT is:

444 Castro Street, Suite 400

Mountain View, CA 94041

The address of the principal business office of each of the Trustee and the Irrevocable Trust is:

333 West Boulevard, Suite 305

Rapid City, SD 57701

Item 2(c)	Citizenship.

Mr. Weingarten is a U.S. citizen. The situs of the GRAT is California, U.S.A. The situs of the Irrevocable Trust is South Dakota, U.S.A. The Trustee is a South Dakota limited liability company.

Item 2(d)	Title of Class of Securities. Class A Common Stock, par value $0.0001

CUSIP No. 81730H109	Page 7 of 11

Item 2(e)	CUSIP Number. 81730H109

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of December 31, 2022, the Reporting Persons may be deemed to directly or indirectly beneficially own an aggregate total of 13,687,366 shares of the Issuer’s Class A Common Stock.

CUSIP No. 81730H109	Page 8 of 11

As of December 31, 2022, Mr. Weingarten was deemed to be the direct beneficial owner of 13,151,292 of the securities described in the preceding paragraph. The aforementioned direct beneficial ownership consists of: (i) 4,235,079 shares of the Issuer’s Class B Common Stock, which are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis at any time upon the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain other events more specifically described in the Issuer’s Ninth Amended and Restated Certificate of Incorporation; (ii) an aggregate 3,244,126 vested stock options which are exercisable for an equal number of shares of the Issuer’s Class B Common Stock and convertible on a one-for-one basis into Class A Common Stock; (iii) an aggregate 333,281 stock options which shall vest and become exercisable within 60 days of December 31, 2022, which, once vested, are exercisable for an equal number of shares of the Issuer’s Class B Common Stock and convertible on a one-for-one basis into Class A Common Stock; (iv) 19,956 restricted stock units which shall vest and be settled for an equal number of shares of the Issuer’s Class A Common Stock within 60 days following December 31, 2022; and (v) the sole power to vote, or to direct the vote of, 5,318,850 shares (the “Proxy Shares”) of the Issuer’s Class A Common Stock held by Mr. Almog Cohen (“Mr. Cohen”), pursuant to an Irrevocable Proxy Agreement (the “Proxy Agreement”) dated June 17, 2021, entered into by and between Mr. Cohen, as the owner of the Proxy Shares, and Mr Weingarten. Pursuant to the Proxy Agreement, Mr. Cohen granted Mr. Weingarten an irrevocable proxy to vote, in Mr. Weingarten’s discretion, and except under limited circumstances, all of the Issuer’s securities beneficially owned by Mr. Cohen on all matters submitted to a vote of the Issuer’s stockholders. To the best of the Reporting Persons’ knowledge, the Proxy Agreement does not give rise to the formation of a “group” between the Reporting Persons, on the one hand, and Mr. Cohen, on the other hand, pursuant to Section 13(d) of the Exchange Act. Additionally, for the avoidance of doubt, Mr. Weingarten does not have any pecuniary interest in, and has no dispositive power over, the Proxy Shares, and the filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of any securities owned by Mr. Cohen, or vice versa.

As of December 31, 2022, the GRAT was the direct beneficial owner of 136,074 shares of the Issuer’s Class A Common Stock described in the second paragraph of this Item 4(a), which securities consist of 136,074 shares of the Issuer’s Class B Common Stock directly held by the GRAT, and which are convertible into an equal number of shares of the Issuer’s Class A Common Stock. Mr. Weingarten is the sole trustee of the GRAT. As such, Mr. Weingarten may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the GRAT.

As of December 31, 2022, the Irrevocable Trust was the direct beneficial owner of 400,000 shares of the Issuer’s Class A Common Stock described in the second paragraph of this Item 4(a), which securities consist of 400,000 shares of the Issuer’s Class B Common Stock held by the Irrevocable Trust, and which are convertible into an equal number of shares of the Issuer’s Class A Common Stock. North Point Trust Company, LLC (the “Trustee”) is the sole trustee of the Irrevocable Trust. As such, the Trustee may be deemed to have indirect beneficial ownership of securities directly beneficially owned by the Irrevocable Trust.

Mr. Weingarten expressly disclaims beneficial ownership of the 400,000 shares of the Issuer’s Class B Common Stock directly owned by the Weingarten 2021 Irrevocable Trust dated April 29, 2021 (the “Irrevocable Trust”). The Irrevocable Trust and its Trustee may be deemed to be a “group” with the other Reporting Persons for purposes of Section 13(d) of the Exchange Act due to Mr. Weingarten’s authority to replace the Trustee. Notwithstanding such authority, the filing of this statement shall not be construed as an admission that (i) Mr. Weingarten and the GRAT, on the one hand, or (ii) the Trustee and the Irrevocable Trust, on the other hand, is or has been, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of the securities reported in this statement as being owned by the other party, and each Reporting Person disclaims beneficial ownership of such securities pursuant to Rule 13d-4.

(b)	Percent of Class:

As of December 31, 2022, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate total of 6.2% of the Issuer’s outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 6.0%, directly to Mr. Weingarten; (ii) 0.1%, directly to the GRAT and indirectly to Mr. Weingarten as its trustee; and (iii) 0.2%, directly to the Irrevocable Trust and indirectly to the Trustee.

CUSIP No. 81730H109	Page 9 of 11

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 214,930,632 shares of the Issuer’s Class A Common Stock outstanding as of December 2, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Weingarten	13,151,292
GRAT	0
Irrevocable Trust	0
Trustee	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Weingarten	136,074
GRAT	136,074
Irrevocable Trust	400,000
Trustee	400,000

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Weingarten	7,832,442
GRAT	0
Irrevocable Trust	0
Trustee	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Weingarten	136,074
GRAT	136,074
Irrevocable Trust	400,000
Trustee	400,000

CUSIP No. 81730H109	Page 10 of 11

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

The owner of record of the Proxy Shares retains the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Proxy Shares. None of the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Proxy Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

Item 10 is not applicable.

CUSIP No. 81730H109	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023	/s/ Tomer Weingarten
Tomer Weingarten

Dated: February 10, 2023	Tomer Weingarten 2021 Grantor Retained Annuity Trust dated April 29, 2021

	By:	/s/ Tomer Weingarten
	Name:	Tomer Weingarten
	Title:	Trustee

Dated: February 10, 2023	Weingarten 2021 Irrevocable Trust dated April 29, 2021

	By:	NORTH POINT TRUST COMPANY, LLC, as Trustee

	By:	/s/ Todd Wiles
	Name:	Todd Wiles
	Title:	President

Dated: February 10, 2023	NORTH POINT TRUST COMPANY, LLC, as Trustee of the Weingarten 2021 Irrevocable Trust dated April 29, 2021

	By:	/s/ Todd Wiles
	Name:	Todd Wiles
	Title:	President